FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




For the month of   October 2003

Commission File Number 333-7182-01

                                   CEZ, a. s.

      ---------------------------------------------------------------------
                 (Translation of registrant's name into English)
                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

      ---------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F. X...... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes ..... No X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

Unaudited Balance Sheet as of September 30, 2003, and Profit and Loss Statement as of September 30, 2003, prepared according to Czech accounting standards is attached as an exhibit hereto.

Today, CEZ, the energy company, received the following fax report from CMS Cameron McKenna on behalf of the National Property Fund of the Czech Republic ("NPF") concerning pre-screening for eligibility as a bidder for the shares in Severoeeske doly, a. s., and Sokolovska uhelna, a. s., currently held by the
NPF:

"At its meeting on October 30, 2003, the interdepartmental commission has come to the definite conclusion that your company has failed to meet the pre-screening criteria as laid down in the Notification; the commission has thus decided not to invite your company to this privatization tender."

This is the information contained in the fax message in its entirety.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                             CEZ, a. s.


                                                 -------------------------------
                                                            (Registrant)

Date:  October 31, 2003

                                                 By:   /s/ Libuse Latalova
                                                    ----------------------------
                                                           Libuse Latalova
                                                 Head of Finance Administration

                                 BALANCE SHEET

                               September 30, 2003
                             (in thousands of CZK)
[Graphic omitted]

                                                              CEZ, a. s.
                                                              Duhova 2/1444
                                                              Praha 4
                                                              IC:  452 74 649

Ident.            A S S E T S                                           current year
                                                                --------------------------------             prior year
                                                                gross      adjustments        net                net

               TOTAL ASSETS                                 321,172,024    99,612,057     221,559,967         198,874,194

A.             Stock subscribtions receivable

B.             Fixed assets                                 296,768,588    98,624,704     198,143,884         169,714,320

B. I.          Intangible assets                              2,257,272     1,385,657         871,615           1,018,929

B. I.   1.     Expenses of foundation and organization

        2.     Research and development

        3.     Software                                       1,898,983     1,370,718         528,265             665,276

        4.     Patents, rights and royalties                     25,029        14,939          10,090               9,917

        5.     Goodwill

        6.     Other intangibles

        7.     Intangibles in progress                          328,660                       328,660             343,636

        8.     Advances for intangibles                           4,600                         4,600                 100

B. II.         Tangible assets                              246,540,715    97,036,278     149,504,437         156,798,818

B. II.  1.     Land                                             696,877                       696,877             699,955

        2.     Buildings, halls and constructions            70,731,181    26,126,275      44,604,906          37,752,458

        3.     Separate movable items and groups of
               movable items                                168,157,597    70,910,003      97,247,594          73,388,194

        4.     Permanent growth

        5.     Livestock

        6.     Other tangible assets                             13,972                        13,972              13,679

        7.     Tangibles in progress                          4,810,754                     4,810,754          38,344,336

        8.     Advances for tangibles                         2,130,334                     2,130,334           6,600,196

        9.     Adjustment to acquired property

B. III.        Financial investment                          47,970,601       202,769      47,767,832          11,896,573

B. III. 1.     Majority shareholdings and participating
               interests (shareholdings > 50%)               37,285,577                    37,285,577           5,709,769

        2.     Substantial shareholdings and participating
               interests (shareholdings of 20% - 50%)        10,352,494       189,869      10,162,625           4,196,795

        3.     Other securities and deposits                                                                    1,693,844

        4.     Intergroup loans

        5.     Other financial investments                      300,499        12,900         287,599             289,339

        6.     Financial investment in progress                  32,031                        32,031               6,826

        7.     Advances for financial investment

Oznac.            A K T I V A                                         Bezne ucetni obdobi                Minule uc.obdobi
                                                                ---------------------------------
                                                                Brutto        Korekce       Netto              Netto
C.             Current assets                                24,273,496       987,353      23,286,143          28,913,059

C. I.          Inventory                                     14,033,663           263      14,033,400          15,004,374

C. I.   1.     Materials                                     14,029,349           263      14,029,086          15,000,816

        2.     Work in progress and semi-finished
               production                                         1,894                         1,894                   1

        3.     Finished products

        4.     Livestock

        5.     Goods

        6.     Advances for inventory                             2,420                         2,420               3,557

C. II.         Long-term receivables                             90,689                        90,689           2,220,730

C. II.  1.     Trade receivables                                 32,550                        32,550              15,947

        2.     Receivables from subsidiaries                                                                    2,137,732

        3.     Receivables from associates

        4.     Receivables from partners and associations

        5.     Contingencies

        6.     Other receivables                                 58,139                        58,139              67,051

        7.     Deferred tax assets

C. III.        Short-term receivables                          7,252,882      987,090       6,265,792           7,859,169

C. III. 1.     Trade receivables                               4,325,379      936,388       3,388,991           3,163,442

        2.     Receivables from subsidiaries                      37,000                       37,000             464,546

        3.     Receivables from associates                         1,430        1,430

        4.     Receivables from partners and associations

        5.     Receivables from social security

        6.     Receivables from taxes                          1,092,720                    1,092,720           1,993,614

        7.     Other adavances                                   302,195                      302,195             145,780

        8.     Contingencies                                     549,051                      549,051             505,723

        9.     Other receivables                                 945,107       49,272         895,835           1,586,064

C. IV.         Financial accounts                              2,896,262                    2,896,262           3,828,786

C. IV.  1.     Cash                                                4,089                        4,089               3,128

        2.     Bank accounts                                   2,365,938                    2,365,938           2,341,093

        3.     Short-term financial assets                       526,235                      526,235           1,484,565

        4.     Short-term financial assets in progress

D. I.          Temporary accounts of assets                      129,940                      129,940             246,815

D. I.   1.     Prepaid expenses                                  129,940                      129,940             246,495

        2.     Complex prepaid expenses

        3.     Unbilled revenues                                                                                      320

Ident.                     SHAREHOLDERS' EQUITY AND LIABILITIES                          current year         prior year
               TOTAL SHAREHOLDERS' EQUITY AND  LIABILITIES                                221,559,967         198,874,194

A.             Shareholders' equity                                                       139,232,134         128,194,872

A. I.          Stated capital                                                              59,137,691          59,040,794

A. I.   1.     Stated capital                                                              59,221,084          59,221,084

        2.     Own shares                                                                     -83,393            -180,290

        3.     Changes in stated capital

A. II.         Capital funds                                                                  882,062             859,551

A. II.  1.     Share premium

        2.     Other capital funds                                                          1,659,400           1,659,500

        3.     Revaluation of assets and liabilities                                         -777,338            -799,949

        4.     Revaluation from transformations

A. III.        Rezervni fondy a ostatni fondy ze zisku                                      9,310,850           9,038,840

A. III. 1.     Legal reserve fund                                                           9,110,867           8,872,094

        2.     Statutory and other funds                                                      199,983             166,746

A. IV.         Retained earnings                                                           56,222,229          52,542,282

A. IV.  1.     Retained earnings of previous years                                         56,222,229          52,542,282

        2.     Retained losses of previous years

A. V.          Profit / loss of current accounting period                                  13,679,302           6,713,405

B.             Liabilities                                                                 81,531,552          69,873,654

B. I.          Reserves                                                                    17,252,978          16,175,071

B. I.   1.     Reserves in accordance with special laws                                     8,323,005           7,646,252

        2.     Reserves for pensions and similar liabilities

        3.     Reserve for income tax

        4.     Other reserves                                                               8,929,973           8,528,819

B. II.         Long-term liabilities                                                       33,071,162          27,786,508

B. II.  1.     Trade payables

        2.     Payables to subsidiaries                                                    11,232,562          11,685,098

        3.     Payables to associates

        4.     Payables to partners and associations

        5.     Long-term deposits received

        6.     Bonds payable                                                                8,505,592          11,339,419

        7.     Long-term notes payable                                                      3,735,201

        8.     Contingencies

        9.     Other payables

       10.     Deferred tax liabilities                                                     9,597,807           4,761,991

                                                                                              Stav v                Stav v
Oznac.                              P A S I V A                                        beznem ucet. obdobi   minulem ucet. obdobi
a                                        b                                                      5                      6
B. III.        Short-term liabilities                                                      17,090,161           8,889,995

B. III. 1.     Trade payables                                                               9,603,670           3,936,675

        2.     Payables to subsidiaries

        3.     Payables to associates

        4.     Payables to partners and associations                                           22,705              10,255

        5.     Payables to employees                                                          134,488             154,885

        6.     Social security payables                                                        87,797              98,612

        7.     Taxes payable and subsidies                                                    510,127             256,715

        8.     Short-term deposits received                                                   612,003             564,488

        9.     Bonds payable                                                                3,000,000

       10.     Contingencies                                                                  220,851             331,831

       11.     Other payables                                                               2,898,520           3,536,534

B. IV.         Bank loans and short-term notes                                             14,117,251          17,022,080

B. IV.  1.     Long-term bank loans                                                        10,256,565          12,786,980

        2.     Short-term bank loans                                                        3,860,686           4,235,100

        3.     Short-term notes

C. I.          Temporary accounts of liabilities                                              796,281             805,668

C. I.   1.     Accruals                                                                       777,979             802,536

        2.     Deferred income                                                                 18,302               3,132

Sent out       Signature of accounting unit's statutory body:      Person responsible       Person responsible for
on:                                                                for accounting:          financial statements:

                                                                   Ing. Petr Petioky        Ivan Viktora

                                                                                            tel.: 27113 2357

                           PROFIT AND LOSS STATEMENT

                               September 30, 2003
                             (in thousands of CZK)
[Graphic omitted]

                                                           CEZ, a. s.
                                                           Duhova 2/1444
                                                           Praha 4
                                                           IC:  452 74 649


Ident.                         TEXT                                                      current period   prior year period

I.             Revenues from goods sold                                                                             6,673

    A.         Costs of goods sold                                                                                  5,302

  +            Sales margin                                                                                         1,371

II.            Production                                                                  39,386,295          35,868,304

II.    1.      Revenues from finished products and services                                39,297,520          35,529,769

       2.      Changes in inventory of own production                                           1,893                 559

       3.      Capitalization (of own work)                                                    86,882             337,976

    B.         Consumption from production                                                 18,892,372          18,146,670

    B. 1.      Consumption of material and energy                                          14,444,305          13,898,555

       2.      Services                                                                     4,448,067           4,248,115

  +            Value added                                                                 20,493,923          17,723,005

    C.         Personnel expenses                                                           2,713,434           2,673,396

    C. 1.      Wages and salaries                                                           1,859,922           1,846,236

       2.      Bonuses to board members                                                         7,295               8,022

       3.      Social insurance                                                               681,179             658,761

       4.      Other social expenses                                                          165,038             160,377

    D.         Taxes and fees                                                               1,217,842             870,574

    E.         Amortization of intangibles and depreciation of tangibles                    9,067,896           7,081,311

III.           Revenues from intangibles, tangibles and material sold                         531,548             279,881

III.   1.      Revenues from intangibles and tangibles sold                                   496,498             249,992

       2.      Revenues from material sold                                                     35,050              29,889

    F.         Net book value of  intangibles, tangibles and material sold                    188,933             280,720

       1.      Net book value of  intangibles and tangibles sold                              178,537             264,448

       2.      Book value of material sold                                                     10,396              16,272

    G.         Changes in operational reserves and adjustments                              1,322,934           1,418,993

IV.            Other operational revenues                                                     335,331             393,355

    H.         Other operational expenses                                                     523,775             263,989

V.             Transfer of operational revenues

    I.         Transfer of operational expenses

  *            Net operating results                                                        6,325,988           5,807,258

Oznaceni                       Text                                                          Skutecnost v ucetnim obdobi
                                                                                           ------------------------------
                                                                                           sledovanem             minulem
VI.            Revenues from sale of securities and deposits                               20,486,083             540,562

    J.         Sold securities and deposits                                                 7,972,640             155,359

VII.           Revenues from financial investments                                            720,019             190,011

VII.   1.      Revenues from subsidiaries and associates                                      720,019             163,010

       2.      Revenues from other securities and deposits                                                         27,001

       3.      Revenues from other financial investments

VIII.          Revenues from short-term financial assets

    K.         Costs of financial assets

IX.            Revenues from revaluation of securities and derivatives

    L.         Costs of revaluation of securities and derivatives

    M.         Changes in financial reserves and adjustments                                                   -1,160,152

X.             Interest revenues                                                              208,784             214,041

    N.         Interest expenses                                                            1,872,915           1,901,150

XI.            Other financial revenues                                                     1,473,863           7,452,620

    O.         Other financial expenses                                                       885,299           5,608,223

XII.           Transfer of financial revenues

    P.         Transfer of financial expenses

  *            Net results from financial activities                                       12,157,895           1,892,654

    Q.         Income taxes on normal activity                                              4,847,136           2,293,604

    Q. 1.      - Due                                                                           11,320           2,293,604

       2.      - Deferred                                                                   4,835,816

  **           Net results after taxes from normal activity                                13,636,747           5,406,308

XIII.          Extraordinary revenues                                                         172,843              12,729

    R.         Extraordinary expenses                                                         130,288               9,706

    S.         Income tax on extraordinary activity

    S. 1.      - Due

       2.      - Deferred

  *            Net results from extraordinary activity                                         42,555              3,023

  ***          Net profit (loss) for the accounting period                                 13,679,302          5,409,331

               Profit (loss) before income taxes                                           18,526,438          7,702,935

Sent out       Signature of accounting unit's statutory body:      Person responsible       Person responsible for
on:                                                                for accounting:          financial statements:

                                                                   Ing. Petr Petioky        Ivan Viktora

                                                                                            tel.: 27113 2357

                              Cash flow statement

                for nine-months period ended September 30, 2003
                             (in thousands of CZK)
[Graphic omitted]

                                                       CEZ, a. s.
                                                       Duhova 2/1444
                                                       Praha 4
                                                       IC:  452 74 649


Ident.                         TEXT                                                      current period   prior year period

P.             Cash and cash equivalents at beginning of period                             3,828,786          2,273,228

               Operating activities

Z.             Pre-tax profit from normal activity                                         18,483,883          7,699,912

A.1.           Adjustments by non-cash transactions                                          -638,908          9,716,236

A.1.1.         Depreciation, amortization and writing-off                                   9,075,261          7,091,893

A.1.1.1.       Depreciation and amortization of fixed assets                                9,069,546          7,090,664

A.1.1.2.       Receivables writing-off                                                          5,715              1,229

A.1.2.         Change in adjustments, reserves and accruals                                 1,453,105          1,307,981

A.1.2.1.       Change in adjustments                                                          244,332             57,328

A.1.2.2.       Change in reserves                                                           1,077,907            201,362

A.1.2.3.       Change in accruals                                                             130,866          1,049,291

A.1.3.         Gain/Loss on fixed assets retirements and own shares                       -12,831,405           -370,747

A.1.4.         Interest expenses and revenues                                               1,664,131          1,687,109

A.1.4.1        Interest expenses                                                            1,872,915          1,901,150

A.1.4.2.       Interest revenues                                                             -208,784           -214,041

A.1.5.         Other non-cash transactions

A.*            Net cash provided by operating activities before taxes,
               changes in working capital and extraordinary items                          17,844,975        17,416,148

A.2.           Change in working capital                                                    1,855,180           693,818

A.2.1.         Change in receivables from operational activities                            1,864,145         1,023,293

A.2.2.         Change in short-term payables from operational activities                     -979,939          -958,679

A.2.3.         Change in inventory                                                            970,974           629,204

A.**           Net cash provided by operating activities before taxes
               and extraordinary items                                                     19,700,155        18,109,966

A.3.           Interest paid, excl. capitalized interest                                   -1,879,512        -1,918,112

A.4.           Interest received                                                              210,938           215,278

A.5.           Income taxes paid                                                              941,382        -3,019,960

A.6.           Revenues and expenses related to extraordinary items                           150,947             5,590

A.***          Net cash provided by operating activities                                   19,123,910        13,392,762

               Investing activities

B.1.           Fixed assets acquisition                                                   -34,938,364        -4,577,360

B.1.1.         Additions to tangible fixed assets                                          -2,486,299        -3,951,072

B.1.2.         Additions to intangible fixed assets                                          -109,947          -201,972

B.1.3.         Change in financial investment                                             -43,042,213            37,541

B.1.4.         Change in payables from investing activity                                  10,700,095          -464,005

B.1.5.         Change in payables from investing activity (emerging from
               exchange rate differencies)                                                                        2,148

B.2.           Proceeds from sales of fixed assets                                         20,891,564           787,595

B.2.1.         Proceeds from sales of tangible fixed assets                                   496,498           249,989

B.2.2.         Proceeds from sales of intangible fixed assets                                                         2

B.2.3.         Proceeds from sales of financial investment                                 20,393,047           540,562

B.2.4.         Change in receivables from sales of fixed assets                                 2,019            -2,958

B.***          Total cash used in investing activities                                    -14,046,800        -3,789,765

               Financing activities

C.1.           Change in long-term liabilities and short-term loans                        -3,357,365        -6,438,256

C.1.1.         Change in long-term bank loans                                              -2,530,415        -4,972,118

C.1.2.         Change in short-term bank loans and notes                                     -374,414           636,437

C.1.3.         Change in long-term bonds payable

C.1.4.         Change in other long-term liabilities                                         -452,536        -2,102,575

C.2.           Impact of changes in equity by cash                                         -2,652,269        -1,564,360

C.2.1.         Monetary donations and subsidies to equity

C.2.2.         Direct payments debited to funds                                               -93,013           -73,937

C.2.3.         Paid-out dividends and profit shares                                        -2,652,291        -1,490,423

C.2.4.         Purchase/sale of treasury shares                                               93,035

C.***          Net cash from financing activities                                         -6,009,634         -8,002,616

F.             Net increase/decrease in cash                                                -932,524          1,600,381

R.             Cash and cash equivalents at end of period                                  2,896,262          3,873,609

Sent out       Signature of accounting unit's statutory body:      Person responsible       Person responsible for
on:                                                                for accounting:          financial statements:

                                                                   Ing. Petr Petioky        Ivan Viktora

                                                                                            tel.: 27113 2357